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[CHAMPION INTERNATIONAL LETTERHEAD]
         One Champion Plaza

         Stamford, Connecticut 06921

                                                                    May 19, 2000

Dear Shareholders:

     On May 12, 2000, the Board of Directors of Champion International Corporation approved an Agreement and Plan of Merger providing for the acquisition of Champion by International Paper Company.

     In accordance with the Merger Agreement, International Paper, through a wholly owned subsidiary, has today commenced an offer to exchange each outstanding share of Champion common stock, including the associated preferred stock purchase rights, for $50 in cash and $25 of International Paper common stock (based on the average trading price of International Paper common stock during a designated period prior to the closing of the offer). However, if the average trading price per share of International Paper common stock during the designated period prior to closing is less than $34, shareholders will receive $50 in cash and .7353 of a share of International Paper common stock for each outstanding share of Champion common stock. In addition, if the offer is not completed by June 16, 2000 due to unanticipated delays in obtaining regulatory approvals, the $75 per share offer consideration will be increased by an amount in cash calculated at the rate of 8% per year from June 16 until the completion of the offer.

     The completion of the offer is subject to, among other things, at least two-thirds of Champion's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. Following completion of the offer and the satisfaction or waiver of certain other conditions, an International Paper subsidiary will be merged with and into Champion, and each outstanding Champion share (other than shares held by International Paper or Champion and by dissenting shareholders if the merger is completed as a short-form merger) will be converted into the right to receive the same consideration that is being offered in the exchange offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER; HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, CHAMPION AND ITS SHAREHOLDERS; AND UNANIMOUSLY RECOMMENDS THAT CHAMPION SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Champion Board of Directors gave careful consideration to a number of factors which are described in the attached
Schedule 14D-9, including, among other things, the opinion of Goldman, Sachs & Co., Champion's financial advisor, that, as of May 12, 2000, the consideration to be received by Champion shareholders (other than International Paper) pursuant to the offer and merger was fair from a financial point of view to such shareholders. The full text of the opinion of Goldman Sachs, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to the Schedule 14D-9.

     Accompanying this letter and Schedule 14D-9 is International Paper's exchange offer prospectus, dated May 19, 2000, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger and additional information on how to tender your shares. We urge you to read these materials carefully. If you need assistance in tendering your shares, please contact the information agent for the offer, Innisfree M&A Incorporated, at its address or telephone number appearing on the back cover of the prospectus for the exchange offer.

     On behalf of the Board of Directors and management of Champion, we thank you for your support.

                                          Sincerely,

                                          /s/ Richard E. Olson
                                          RICHARD E. OLSON
                                          Chairman and
                                          Chief Executive Officer